                                                                       Exhibit A


INDEX

                                                                     Page no.
                                                                     --------
Item 1: Financial Statements

Condensed Consolidated Balance Sheets in Accordance
with Dutch Accounting Principles at June 30, 2002
and December 31, 2001                                                    2

Condensed Consolidated Income Statements in
Accordance with Dutch Accounting Principles for the
six months ended June 30, 2002 and June 30, 2001                         3

Condensed Consolidated Cash Flow Statements in
Accordance with Dutch Accounting Principles for the
six months ended June 30, 2002 and June 30, 2001                         4

Notes to the Condensed Consolidated Financial Statements                 5

Item 2: Management's Discussion and Analysis of
Financial Condition and Results of Operations                           18

CONDENSED CONSOLIDATED BALANCE SHEETS
In Accordance with Dutch Accounting Principles

Amounts in million EUR

                                                                                   June 30,     December 31,
                                                                                       2002             2001
                                                                                   --------         --------
                                                                                (unaudited)           (note)

Investments                                                                         134,364          138,165
Group companies and participations                                                    3,028            3,280
Investments for the account of policyholders                                        101,789          113,272
Other assets                                                                          9,720            9,344

                                                                                   --------         --------
Total assets                                                                        248,901          264,061

Shareholders' equity                                                                 13,647           15,292
Capital securities                                                                    2,041            2,101
Subordinated (convertible) loans                                                        639              670
Senior debt related to insurance activities                                           3,297            3,982

                                                                                   --------         --------
Total capital base                                                                   19,624           22,045

Technical provisions                                                                104,313          107,251
Technical provisions with investments for the account of policyholders              101,789          113,272
Other liabilities                                                                    23,175           21,493

                                                                                   --------         --------
Total shareholders' equity and liabilities                                          248,901          264,061

Note: The balance sheet at December 31, 2001 has been derived from audited financial statements at that date but does not include all of the information and footnotes required for complete financial statements required by Dutch accounting principles.

          See notes to the Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS
In Accordance with Dutch Accounting Principles

Amounts in million EUR (except per share data)

                                                                                              Six months ended June 30,
                                                                                             2002                    2001
                                                                                         --------                --------
                                                                                      (unaudited)             (unaudited)
Revenues
--------

Gross premiums                                                                             11,219                  10,958
Investment income                                                                           4,857                   4,900
Income from banking activities                                                                190                     193

                                                                                         --------                --------
Total revenues                                                                             16,266                  16,051

Benefits and expenses
---------------------

Premiums to reinsurers                                                                        861                     840
Benefits paid and provided                                                                 10,828                  10,831
Profit sharing and rebates                                                                    108                     121
Commissions and expenses for own account                                                    2,657                   2,180
Interest                                                                                      365                     420
Miscellaneous income and expenditure                                                          457                      61

                                                                                         --------                --------
Total benefits and expenses                                                                15,276                  14,453

Income before tax                                                                             990                   1,598
Corporation tax                                                                              (283)                   (478)
Transamerica Finance Corporation                                                               56                      41

                                                                                         --------                --------
Net income                                                                                    763                   1,161

Net income per share:
    Basic                                                                                    0.55                    0.87
    Diluted                                                                                  0.55                    0.87
Dividend per share                                                                           0.37                    0.37

          See notes to the Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
In Accordance with Dutch Accounting Principles

Amounts in million EUR

                                                                        Six months ended June 30,
                                                                        2002                 2001
                                                                    --------             --------
                                                                 (unaudited)          (unaudited)
CASH FLOW (USED IN) FROM OPERATING ACTIVITIES

Net income                                                               763                1,161
Decrease in technical provisions after reinsurance                    (4,013)                (818)
Other                                                                    888                  377

                                                                     -------             --------
                                                                      (2,362)                 720

CASH FLOW (USED IN) INVESTING ACTIVITIES

Invested and acquired                                                (53,433)             (50,662)
Disposed and redeemed                                                 44,848               41,166
Change in investments for account of policyholders                     4,231                3,005
Other                                                                     41                 (264)

                                                                     -------             --------
                                                                      (4,313)              (6,755)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance of new shares                                                     -                1,685
Repurchased own shares                                                     -                  (36)
Dividend paid                                                           (312)                (203)
Annuity deposits                                                      15,642               13,232
Annuity repayments                                                    (8,894)              (9,037)
Other                                                                    394                  467

                                                                     -------             --------
                                                                       6,830                6,108

CHANGE IN LIQUID ASSETS                                                  155                   73


The cash flow statement has been set up according to the indirect method and also complies with International Accounting Standard No. 7. Only those changes affecting liquid assets have been taken into account. The effects of revaluations and currency exchange rate differences have therefore not been included. The impact of currency exchange rate differences on liquid assets kept in foreign currencies is not material.

Amounts paid in cash in the first six months of 2002 for interest totaled EUR 537 million (2001: EUR 467 million) and for corporation tax EUR 222 million (2001: EUR 478 million).

          See notes to the Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements are presented in accordance with Dutch Accounting Principles.

Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted, but all adjustments (consisting of normal recurring accruals) which in the opinion of management are necessary for a fair presentation of these interim financial statements are included.

AEGON NV is also referred to as AEGON, the Company or the Group. As of 2002, in line with accounting guidelines, shareholders dividend is not accrued until it is declared. All other accounting principles applied in this interim report are the same as those applied in the annual accounts 2001.

Net income for the six months ended June 30, 2002 is not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These unaudited consolidated financial statements should be read in conjunction with AEGON NV's 2001annual audited financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in AEGON NV's annual report on Form 20-F and the AEGON Insurance Group annual report for the year ended December 31, 2001.

AEGON Funding Corp. (AFC) and AEGON Funding Corp II (AFC II) are indirect wholly owned subsidiaries of AEGON which were established as financing vehicles to be used to raise funds for the U.S. subsidiaries of AEGON. AFC and AFC II have been fully consolidated in the financial statements of AEGON. If AFC or AFC II issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders' equity less the issued and outstanding capital and less the reserves required by law. At June 30, 2002 the issued and outstanding capital is EUR 0.2 billion, the reserves required by law amount to EUR 1.3 billion and EUR 12.1 billion is available for dividends. However, certain of AEGON's subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to AEGON, which exceed specified limits. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribe required capital levels and may restrict the amount of dividends which can be paid. Under the Insurance Industry Supervision Act 1993 in The Netherlands, life insurance companies are required to maintain an equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. While management does not believe such restrictions on AEGON's subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will limit or prevent AEGON from doing so.

Foreign currency
Assets and liabilities in non-euro currencies are converted to euros at the period-end exchange rates after consideration of transfer risks, where necessary.

Income statement items in non-euro currencies are converted to euros at the average currency exchange rates for the reporting period.

The most important euro closing rates are:    June 30,            December 31,
                                                  2002                    2001

US Dollar (USD)                                 0.9824                  0.8813
Pound Sterling (GBP)                            0.6460                  0.6085
Canadian Dollar (CAD)                           1.4844                  1.4077
Hungarian Forint (HUF)                          244.67                  246.33


(2) NET INCOME PER SHARE

Net income per share, based on Dutch Accounting Principles, is set out in the accompanying condensed consolidated income statements, and is calculated based on the net income available to common shareholders. The weighted average number of common shares gives effect, in all periods presented, to stock dividends. Per share amounts for net income were calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the Dutch and US accounting basis is as follows:


                                                                       Six months ended June 30,
                                                                       ------------------------
Numerator: (amounts in million EUR)                                 2002                    2001

Dutch accounting principles:
Net income                                                           763                   1,161
Less: dividends on preferred shares                                   (1)                     (1)
Net income used in basic calculation                                 762                   1,160
Plus: interest on convertible debt                                     -                       0
Net income used in diluted calculation                               762                   1,160

US GAAP:
Net income based on Dutch accounting principles
used in basic and diluted calculation                                762                   1,160
US GAAP adjustments to net income                                 (2,060)                   (289)
Net (loss) income based on US GAAP
used in basic and diluted calculation                             (1,298)                    871

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation            1,392.7                 1,325.2
Shares to cover conversion of convertible debt                         -                     2.8
Addition for stock options outstanding during the year               2.1                    10.2
Weighted average shares, as used in diluted calculation          1,394.8                 1,338.2

                                                                       Six months ended June 30,
                                                                       -------------------------
                                                                    2002                    2001
                                                                     EUR                     EUR
Net (loss) income per share, based on US GAAP
Basic                                                              (0.93)                   0.66
Diluted                                                            (0.93)                   0.65

(3) DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES USED BY AEGON AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying unaudited condensed consolidated financial statements of AEGON N.V. are presented in accordance with Dutch Accounting Principles. Dutch Accounting Principles differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following is a summary of differences between Dutch Accounting Principles and US GAAP which have an impact on reported Shareholders' Equity or Net Income.

DESCRIPTION OF DIFFERENCES IN ACCOUNTING PRINCIPLES


REAL ESTATE
DAP: Real estate is shown at market value, being the selling-value under normal market circumstances. Each property is revalued at least once in every 5 year period. Valuation is for a large part based on external appraisal. New property is valued at construction cost including interest during the construction period, or at purchase price.

Unrealized and realized gains and losses on real estate investments as well as results, expenses and currency exchange rate differences from hedging transactions are recognized in the revaluation account, taking into account the related (deferred) taxes.

GAAP: Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the property. Realized gains or losses are reported in the income statement.


DEBT SECURITIES
DAP: Bonds and private placements are shown at amortized cost representing the cash value at the balance sheet date of future interest and principal repayment components based on the effective interest rate on the date of acquisition. If necessary a provision for bad and doubtful debts is deducted. Debt securities also include preferred shares and money market investments. Preferred shares are valued at amortized cost; money market investments are valued at cost.

Realized gains and losses from transactions within the bonds and private placements portfolios are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold. Realized losses on bonds which have experienced a significant downgrade in their credit rating or a significant decline in their market value are charged against the bond default provision.

GAAP: Under US GAAP debt securities are to be classified in three categories and accounted for as follows:

.. debt securities that the company has the intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost;

.. debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;

.. debt securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses reported in shareholders' equity.

AEGON has classified the vast majority of its debt securities as available-for-sale securities and the remainder as trading securities.

When evidence indicates there is a decline in a debt security's value, which is other than temporary, the security is written down to fair value through a charge to current year's earnings.

The investment portfolio contains structured investments, which are not readily marketable. The carrying values of these investments are based on cash flow projections and, as such, these values are subject to change. If actual cash flows were less than projected, losses would be realized; increases in cash flows would be recognized over future periods.

Realized investment gains or losses are determined on an identified cost basis.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
DAP: Policy acquisition costs are costs that are directly or indirectly related to the sale of insurance contracts. Part of the acquisition costs are deferred and deducted from the technical provision life insurance. Policy acquisition costs are deferred to the extent that these costs are recoverable from future expense loadings in the premiums or expected gross profits, depending on the nature of the contract. The assumptions underlying the calculation of expected gross profits are determined from best estimates as to future experience. These estimates are based on, but not limited to: an economic perspective in terms of long-term bonds and equity returns; mortality, disability and lapse assumptions; maintenance expenses; and future expected inflation rates.

Every year the deferred policy acquisition costs are tested to assess the recoverability from future premium loadings or future gross profits, by country unit and product line. If necessary, adjustments to the amortization schedule are applied. Included in AEGON's deferred acquisition costs is a substantial amount of value of business acquired (VOBA) resulting from acquisitions, which in its nature is the same as deferred acquisition costs and subject to the same recoverability testing.

Deferred policy acquisition costs related to insurance contracts with fixed premiums are amortized over periods not to exceed the premium-paying periods or the contract periods. For flexible insurance contracts and investment type contracts the amortization is generally in proportion to emerging gross profits.

GAAP: Under US GAAP costs that vary with and are directly related to the acquisition of insurance contracts are deferred and amortized. In accordance with FAS 115, deferred policy acquisition costs should be adjusted to reflect changes that would have been necessary if unrealized investment gains or losses related to debt securities had been realized; the effect on US GAAP equity is EUR (305) million (December 31, 2001: EUR (602) million).

GOODWILL (SFAS 142)
DAP: Goodwill is the difference between acquisition price and net asset value, based on AEGON accounting principles. The calculated amount is charged to shareholders' equity in the year of acquisition.

GAAP: Under US GAAP goodwill is capitalized and prior to January 1, 2002 was amortized over the expected periods to be benefited with adjustments for impairment, if necessary. Effective January 1, 2002 goodwill is no longer amortized but is tested for impairment annually. Pursuant to the transitional rules of SFAS 142, we have completed a two-step impairment test during the first six months of 2002 and, as a result of that test, we recorded the cumulative effect of the accounting change for the goodwill impairment charge as of January 1, 2002 of EUR 1,295 million, in accordance with the estimate that has been given in the 2001 Form 20-F. This non-cash impairment charge relates primarily to the Transamerica non-insurance business. Subsequent impairment tests will be performed on an annual basis in the fourth quarter of each year, or more frequently if circumstances indicate a possible impairment. Subsequent impairment charges if any, would be classified as an operating expense. See Note 6 for further discussion of SFAS 142.

TECHNICAL PROVISIONS
DAP: The provision for life insurance is calculated using assumptions for future mortality, investment performance, lapses and expenses over the lifetime of the contracts. These long-term assumptions are based on best estimates of future experience at policy issue. The estimates include a margin for adverse deviation. Regularly the assumptions are tested against actual experience. If these tests reveal a negative outcome, the provision is adjusted according to the actual data. Future costs of processing benefits are included in the provision. This provision also includes the provision for unearned premiums and unexpired risks as well as the provision for claims outstanding, both as far as related to the life insurance business.

The technical provision for life reinsurance assumed is included in this provision as well.

Provisions for annuities are for annuity contracts sold in the United States. Annuities are typically single premium insurance products where the paid-in amounts accumulate with interest credits, or equity growth, less applicable loads or fees. The funds grow on a tax deferred basis and have significant long-term savings characteristics. The benefit reserves are equal to the full accumulated contract values.

The provision for Guaranteed Investment Contracts (GICs) and Funding Agreements
(FAs) is the amount due for these products which are sold in the United States. Both GICs and FAs are issued on a fixed or floating rate basis and provide protection of principal and a guaranteed rate of interest. GICs are primarily sold to tax qualified retirement plans. FAs are typically sold to other, non-tax qualified institutional investors. FAs are also issued to certain trusts or special purpose entities, which in turn issue medium term notes or commercial paper secured by these FAs to institutional investors. The benefit reserves of GICs and funding agreements are equal to the full accumulated contract values.

GAAP: Under US GAAP the technical provisions for traditional life insurance contracts are computed using the net level method with investment yields, mortality, lapses and expenses based on historical assumptions, and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical provisions are equal to the policyholder account balances at balance sheet date. Also the technical provisions include the part of the change in the fair value of the debt securities that must be allocated to policyholders; the effect on US GAAP equity is EUR (270) million (December 31, 2001: EUR (222) million). In addition, to the extent that the contract contains an embedded derivative as defined by US GAAP, the contract is bifurcated and the derivative is marked to fair value with changes recognized in the income statement.

SHAREHOLDER DIVIDENDS
DAP: Prior to 2002, dividends proposed but not yet approved were deducted from shareholders' equity and recognized as current liabilities. As of 2002 shareholders dividend is not accrued until it is declared.

GAAP: Under US GAAP, proposed dividends cannot be deducted from shareholders' equity until they become irrevocable.

DEFERRED TAXATION
DAP: The deferred taxation is calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. The provision is equal to the discounted value of the future tax liabilities. In the calculation discounted tax rates ranging from 0% to nominal rates are used.

GAAP: US GAAP requires an asset and liability approach for financial accounting and reporting for income taxes. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes and for carry forwards. Deferred tax assets and liabilities are measured using those enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled and such tax rates are not discounted. Deferred tax assets are reduced, if necessary, by a valuation allowance to reflect the fact that (part of) the assets are not expected to be realized.

REALIZED GAINS AND LOSSES ON REAL ESTATE AND SHARES
DAP: Realized and unrealized gains and losses on real estate and shares are recognized in the revaluation account, taking into account the related (deferred) taxes.

In the income statement the structural total return on investments in real estate and shares is recognized. The total return includes the realized direct income (rent and dividends) of the reporting period and an amount of indirect income.

The total return is calculated by determining the average of the total return yield over the last 30 years and multiplying this average yield by the average value of these investments over the last 7 years, adjusted for investment purchases and sales.

The indirect income from these investments is then calculated as the difference between the total return and the realized direct income. The indirect income is released from the revaluation account if and as far as the balance of this account is positive. Moreover, the minimum reserve as required by law should be maintained. This reserve consists of the unrealized difference between the book value and the cost price of real estate and shares.

GAAP: Under US GAAP realized gains and losses on sales of real estate and shares are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on shares classified as trading are included in net income. Impairments in value of shares deemed to be other than temporary are reported as a component of realized gains and losses.

REALIZED GAINS AND LOSSES ON DEBT SECURITIES
DAP: Realized gains and losses from transactions within the bonds and private placements portfolios are deferred and released to the income statements in annual installments over the estimated average remaining maturity term of the investments sold.

GAAP: Under US GAAP realized gains and losses on sales of bonds and private placements are recorded in the earnings of the period in which the sales occurred. Gains and losses, both realized and unrealized, on bonds and private placements classified as trading are included in net income. Impairments in value of debt securities deemed to be other than temporary are reported as a component of realized gains and losses.

DERIVATIVES (SFAS 133)
DAP: AEGON uses common derivative financial instruments such as interest rate swaps, options, futures and foreign exchange contracts to hedge its exposures related to investments, liabilities and borrowings. Options and futures contracts are included in the balance sheet at fair value or at the amounts received for written options. Foreign currency amounts are converted at the year-end exchange rates. Realized and unrealized results on derivative financial instruments are recognized in the same period and likewise as the results of the related investments and debt. AEGON does not hold or issue derivative instruments for speculative trading purposes.

GAAP: US GAAP requires that all derivatives, including embedded derivatives, are recognized as either assets or liabilities in the balance sheet and be measured at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value will be immediately recognized in income. US GAAP accounting for derivatives was adopted by AEGON in its GAAP reconciliation as of January 1, 2001.

BALANCE OF OTHER ITEMS
Certain items are recorded differently or in different periods on the two bases of accounting.

In shareholders' equity at 12/31/2001, the balance of other items included EUR
(896) million related to the sale of Mexico which under DAP has been accounted for in 2001 but for GAAP purposes in 2002. Other items also includes the effect of the reversal of general default provisions which are not allowed under US GAAP. In net income for the six months 2002 on a US GAAP basis, EUR 372 million was included for the sale of Mexico. Also included is the total return swap with Vereniging AEGON, which is under US GAAP included in the income statement (EUR
(158) million) and under DAP recognized in shareholders' equity.

RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME BASED ON DUTCH ACCOUNTING PRINCIPLES TO US GAAP


(In million EUR)                                                   Shareholders' equity                    Net income
                                                              June 30,     December 31,     Six months ended June 30,
                                                                  2002             2001         2002             2001
Amounts determined in accordance with
Dutch Accounting Principles                                     13,647           15,292          763            1,161

Adjustments for:
Real estate                                                       (830)            (847)         (26)             (23)
Debt securities                                                  1,032              933            -                -
Deferred policy acquisition costs                                 (177)             536          (26)             (51)
Goodwill                                                         4,164            5,918            -             (232)
Technical provisions                                               128              153           20                4
Shareholder dividends                                                -              634            -                -
Realized gains and (losses) on real estate and shares,
    including reversal of indirect return of EUR 416 million
    (2001: EUR 370 million)                                          -                -       (1,049)            (129)
Realized gains and (losses) on debt securities                     128              189          (59)             177
Derivatives                                                       (338)            (377)         217              (29)
Deferred taxation                                               (1,095)            (601)         (50)             (21)
Deferred taxation on US GAAP adjustments                           133             (333)          81               63
Balance of other items                                             281             (828)         127                6
                                                                ------           ------       ------           ------
Amounts determined in accordance with US GAAP                   17,073           20,669

Income before cumulative effect of accounting changes                                             (2)             926
Cumulative effect of adopting SFAS 133 (Derivatives),
    net of tax of EUR 30 million                                                                   -              (54)
Cumulative effect of adopting SFAS 142 (Goodwill)                                             (1,295)               -
                                                                                              ------           ------
Net income in accordance with US GAAP                                                         (1,297)             872

Other comprehensive income, net of tax:
Foreign currency translation adjustments                                                      (1,833)           1,447
Unrealized gains and (losses) on available for sale securities during period                    (569)            (115)
Reclassification adjustment for (gains) and losses included in net income                        380               14
Cumulative effect of accounting change of adopting SFAS 133 (Derivatives)                          -               49
                                                                                              ------           ------
Comprehensive income in accordance with US GAAP                                               (3,319)           2,267

US GAAP net (loss) income per share (in EUR):
       Basic                                                                                   (0.93)            0.66
       Diluted                                                                                 (0.93)            0.65

Effect on US GAAP net income (loss) per share of adopting new accounting standards (in EUR):
       Basic                                                                                   (0.93)           (0.04)
       Diluted                                                                                 (0.93)           (0.04)

(4) BUSINESS SEGMENT INFORMATION

AEGON has the following reportable geographic segments: Americas, The Netherlands, United Kingdom and Other countries, which include Hungary, Spain and other units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies, with knowledgeable and highly experienced local management and employees, market their own, unique products using tailored distribution channels. More than 80% of AEGON's core business is life insurance, pension and related savings and investment products. The Group is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes, based on Dutch accounting principles. The accounting policies of the reportable segments are the same as those used for the annual consolidated financial statements. Intersegment revenue and expenditures for additions to long-lived assets are not significant.

Set forth below is a summary of total revenues and income before tax for the major segments of the business.

                                                  Six months ended June 30,
(amounts in million EUR)                        2002                    2001

Revenues:
Americas                                       9,129                   8,596
The Netherlands                                3,556                   3,433
United Kingdom                                 3,054                   3,434
Other Countries                                  507                     546
Other                                             20                      42

                                              ------                  ------
                                              16,266                  16,051

Income before tax:
Americas                                         658                   1,160
The Netherlands                                  348                     458
United Kingdom                                   145                     182
Other Countries                                   25                      33
Interest charges and other                      (186)                   (235)

                                              ------                  ------
                                                 990                   1,598

(5) TRANSAMERICA FINANCE CORPORATION

The following summarized balance sheet and income statement present the non-insurance operations of Transamerica Finance Corporation based upon Dutch accounting principles.

Summarized balance sheet:
(amounts in million EUR)                                  June 30,            December 31,
                                                              2002                    2001
Finance receivables                                          6,481                   7,865
Equipment                                                      107                     129
Other assets                                                 2,442                   3,250

                                                            ------                  ------
Total assets                                                 9,030                  11,244

Accounts payable and other liabilities                       1,715                   1,863
Debts                                                        6,369                   8,108
Shareholders' equity                                           946                   1,273

                                                            ------                  ------
Total liabilities and shareholders' equity                   9,030                  11,244


Summarized income statement:                                    Six months ended June 30,
                                                              2002                    2001
Finance charges                                                374                     495
Leasing revenues                                               228                     249
Real estate information services                               129                     138
Other revenues                                                  77                     150

                                                            ------                  ------
Total revenues                                                 808                   1,032

Interest and debt expense                                      149                     269
Salaries and other employee expenses                           171                     181
Depreciation on equipment held for lease                       117                     124
Miscellaneous income and expenditure                           263                     392

                                                            ------                  ------
Total expenses                                                 700                     966

Income before tax                                              108                      66
Corporation tax                                                (32)                      3

                                                            ------                  ------
Net income from operations                                      76                      69

                                                             Six months ended June 30,
                                                           2002                    2001
Net income by segment
Commercial lending                                           73                      39
Leasing                                                      (1)                    (13)
Real estate information services                             18                      26
Other                                                       (14)                     17

                                                            ---                     ---
Net income from operations                                   76                      69

Income reported by AEGON
Net income from operations                                   76                      69
Funding costs on the related raised debt                    (20)                    (28)

                                                            ---                     ---
Net income reported by AEGON                                 56                      41

(6) RECENTLY ISSUED US GAAP ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Goodwill resulting from a business combination was previously amortized against income over its estimated useful life. Under SFAS No. 142, goodwill is no longer amortized as an expense but instead is reviewed and tested for impairment under a fair value approach. Goodwill will be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary. Goodwill must be tested for impairment in the year of adoption with an initial test to determine potential impairment, to be performed within six months of adoption. If the initial test indicates potential goodwill impairment, then a more detailed analysis to determine the extent of the impairment must be completed within twelve months of adoption. SFAS No. 142 also requires that the useful lives of previously recognized intangible assets other than goodwill be reassessed and the remaining amortization periods adjusted accordingly.

AEGON adopted SFAS No. 142 effective January 1, 2002 and accordingly ceased all amortization of goodwill. Pursuant to the transitional rules of SFAS 142, a two-step impairment test was completed during the first six months of 2002. As a result of that test an impairment charge of EUR 1,295 million was recorded, as the cumulative effect of an accounting change as of January 1, 2002, in accordance with the estimate that has been given in the 2001 Form 20-F. This non-cash impairment charge relates primarily to the Transamerica non-insurance business. Factors resulting in the impairment charge were the down turn in the economic environment, particularly in the technology sector of the commercial lending segment, and increased price competition from other financial institutions. Subsequent impairment tests will be performed on an annual basis in the fourth quarter of each year, or more frequently if circumstances indicate a possible impairment. Subsequent impairment charges if any, would be classified as an operating expense. There is no impact to AEGON's net income or financial condition based on Dutch accounting principles since goodwill is not established as an asset but is charged to equity at the time an acquisition is made.

Impairment testing required the determination of the fair value for each of the identified reporting units. The fair value of the insurance operations was determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature. Prior to the adoption of SFAS 142, the determination of whether goodwill was recoverable was based on projected, undiscounted cash flows from the earnings of AEGON's business segments during the remaining amortization period.

AEGON has recognized two purchased intangible assets, goodwill and value of business acquired (VOBA). The excess of the cost over the fair value of identifiable assets acquired in business combinations, including VOBA, is recorded as goodwill. VOBA is equal to the present value of estimated future profits of insurance policies in force related to business acquired.

The changes in the carrying value of goodwill presented for each business segment, for the six months ended June 30, 2002, are as follows:

                                                          The    United       Other
                                       Americas   Netherlands   Kingdom   Countries       Total
Goodwill balance at January 1, 2002       5,076            30       652         160       5,918
Goodwill acquired during the period           9                                               9
Impairment charge                        (1,234)                                (61)     (1,295)
Foreign currency translation               (395)                    (38)         (3)       (436)
Other adjustments                            (2)          (30)                              (32)

                                         ------        ------    ------      ------       -----
Goodwill balance June 30, 2002            3,454             0       614          96       4,164

Information related to the VOBA:                      June 30,     December 31,
--------------------------------                        2002            2001

Gross carrying amount                                  8,337            9,266
Accumulated amortization                              (2,292)          (2,108)
Net carrying amount                                    6,045            7,158

                                                      Six months ended June 30,
                                                        2002             2001

Amortization expense                                     425              301

Estimated amortization expense for the years 2002 through 2007 is EUR 669 million, EUR 474 million, EUR 434 million, EUR 395 million, EUR 364 million and EUR 338 million, respectively.

The changes in the carrying value of the VOBA presented for each business segment, for the six months ended June 30, 2002, are as follows:

                                                       The     United       Other
                                     Americas  Netherlands    Kingdom   Countries    Total
VOBA balance at January 1, 2002         5,693            -      1,465           -    7,158
VOBA amortization                        (410)           -        (15)          -     (425)
Foreign currency translation             (506)           -        (89)          -     (595)
Other adjustments                         (93)           -          -           -      (93)

                                       ------       ------     ------      ------    -----
VOBA balance June 30, 2002              4,684            -      1,361           -    6,045

The net income of AEGON, if AEGON had not amortized goodwill prior to the adoption of SFAS 142, would have been as follows:

                                                                     Six months ended
                                                            June 30, 2002    June 30, 2001
                                                              (unaudited)      (unaudited)
Net income (loss) based on US GAAP:
Income before cumulative effect of accounting changes                  (2)             926
Cumulative effect of adopting SFAS 133 (Derivatives)                    -              (54)
Cumulative effect of adopting SFAS 142 (Goodwill)                  (1,295)               -

                                                                   ------           ------
Net income as reported                                             (1,297)             872
Goodwill amortization                                                   0              232

                                                                   ------           ------
Pro forma net income (loss)                                        (1,297)           1,104

Earnings (loss) per share:
Basic:        as reported                                           (0.93)            0.66
              pro forma                                             (0.93)            0.83

Diluted:      as reported                                           (0.93)            0.65
              pro forma                                             (0.93)            0.82

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. AEGON adopted FAS 144 on January 1, 2002 and the adoption of the Statement did not have a material impact on the consolidated financial position and results of operations of AEGON.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Certain Costs Associated with Exit or Disposal Activities", which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. This statement now requires liabilities to be recognized when a company actually incurs the liability. Previously, under EITF Issue No. 94-3, liabilities were recognized at the date an entity committed to an exit plan. Provisions of SFAS No. 146 are effective for activities initiated after December 31, 2002. Adoption of this statement is not expected to have a material impact on AEGON's consolidated financial condition or results of operations.

(7) SUBSEQUENT EVENTS

In August AEGON UK, AEGON's subsidiary in the UK, announced that it has acquired 100% of the independent advisory business of Advisory and Brokerage Services Ltd and 100% of Momentum Financial Services Limited, the Independent Financial Advisor.

On September 5 AEGON announced that AEGON and La Mondiale, a mutual French life insurance company have agreed to enter into an alliance for pensions in Europe. The partnership will focus on the creation of a group pension network, developing new pension ventures in those European countries in which both Groups are currently not present, and the distribution of specialized savings products through third-party distributors in other European countries.

On September 15, 2002 AEGON and Vereniging AEGON (the "Association") announced a non-dilutive capital restructuring. The Association will sell 350 million of its AEGON common shares and will use the proceeds of the sale to reduce its debt by at least EUR 1.5 billion and will reinvest the remaining proceeds through an increase in paid-in capital on existing AEGON preferred shares held by the Association.

AEGON will offer common shares in a public offering in the US concurrently with a secondary offering of common shares by the Association, to be conducted outside the United States. All the shares offered by AEGON will be purchased from the Association. At least EUR 1.5 billion of AEGON common shares will be sold directly by the Association in a secondary offering outside the United States. The remaining shares will be sold by AEGON. There will be no dilution to AEGON's common shareholders, as no new common shares will be issued. The voting interest of the Association will reduce from approximately 52% to approximately 33%.

On September 18, 2002, AEGON announced that the offering price of the AEGON common shares is set at EUR 10.00 per bearer share and USD 9.71 per New York share. Of the 350 million common shares being sold by the Association, 143.6 million common shares are being sold by the Association in an offering outside the United States and 206.4 million common shares are being purchased by AEGON from the Association in connection with the placement in the market by AEGON in a global offering, including an SEC-registered public offering in the United States.

After the transaction, payment of related expenses, receipt of the interim dividend in 2002 on AEGON common shares and using other available funds, the Association will reduce its bank debt by EUR 1.8 billion to EUR 1.7 billion. The Association will invest EUR 2,064 million in an increase in the paid-in capital on 440 million existing AEGON preferred shares held by the Association. The proceeds of the increase in the paid-in capital will be used by AEGON to retire senior debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

INTRODUCTION
AEGON operates in various countries throughout the world, offering a variety of products including those having investment risk characteristics, life insurance protection, health and casualty insurance protection and retirement benefit programs. These products are offered to and acquired by individuals, of a variety of ages, as well as corporations and other institutions.

The following discussion is based on the consolidated financial statements of AEGON prepared in accordance with Dutch Accounting Principles for the six months ended June 30, 2002 and is compared to the six months ended June 30, 2001.

Summary of revenues for the six months ended June 30, 2002 and 2001.

Revenues                                    Americas           The        United         Other     First six    First six
                                                       Netherlands       Kingdom     Countries        months       months
in million EUR                                                                                          2002         2001
-------------------------------------------------------------------------------------------------------------------------
Gross premiums
Life general account single                      437           324           105             5           871        1,023
Life general account recurring                 2,454           370            64           113         3,001        2,742
Life policyholders account single                533           696         1,873            18         3,120        3,395
Life policyholders account recurring             350           877           944            94         2,265        2,305
-------------------------------------------------------------------------------------------------------------------------
Total life insurance                           3,774         2,267         2,986           230         9,257        9,465
Accident and health insurance                  1,385           113             -            43         1,541        1,090
General insurance                                  0           260             -           161           421          403
-------------------------------------------------------------------------------------------------------------------------
Total gross premiums                           5,159         2,640         2,986           434        11,219       10,958
Investment income insurance activities         3,970           726            68            73         4,837        4,858
Income from banking activities                                 190             -             -           190          193
-------------------------------------------------------------------------------------------------------------------------
Total revenues business units                  9,129         3,556         3,054           507        16,246       16,009
Income from other activities                                                                              20           42
-------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                                        16,266       16,051

Investment income for the account
of policyholders                              (4,007)         (672)       (1,627)          (74)       (6,380)      (5,367)

Commissions and expenses business units        1,995           294           219           125
Commissions and expenses                                                                               2,657        2,180

Gross margin business units/1/                 2,653           642           364           150
Gross margin/1/                                                                                        3,647        3,778

Deposits:
    Fixed annuities                            4,479                                                   4,479        3,338
    GICs and funding agreements                6,679                                                   6,679        6,393
    Variable annuities                         4,484                                                   4,484        3,501
    Savings deposits                                         1,867                                     1,867        2,300

/1/ Calculated as the sum of income before tax and commissions and expenses.

Total revenues increased just 1% and gross margin declined by 3% during the first six months of 2002. The decline in gross margins is due primarily to lower investment returns, higher bond default provisions and increased provisions for guaranteed benefits. Commissions and expenses were 22% above last year, which includes the higher DPAC amortization on variable annuities in the USA, the unit-linked accounts in the UK, as well as the expenses of acquired operations, including the insurance operations of JC Penney.

Net income in the first six months of 2002 was EUR 763 million, a decrease of 34% compared to the same period last year. First half year results were adversely affected in the second quarter by additional strengthening of provisions for bond defaults (EUR 465 million), accelerated amortization of deferred policy acquisition costs (DPAC) (EUR 318 million) and increased provisions for policyholders pertaining to products with minimum benefit guarantees (EUR 171 million). Comparison with the prior year's earnings is positively influenced by the earnings from the acquired JC Penney insurance operations, which is partially offset by a loss of earnings on the divested operations in Mexico. Results include USD 97 million (EUR 108 million) pretax earnings from the acquired JC Penney insurance operations. The first six months of 2001 included USD 9 million. Comparative results for the first half 2001 included EUR 40 million (USD 36 million) of income before tax from the divested operations in Mexico.

The following table presents a summary of net income for the first six months of 2002, geographically and by activity.

                                                                                                                Increase/
Net income                               Americas         The      United       Other   First six     First six  decrease
                                                  Netherlands     Kingdom   Countries      months        months   on 2001
in million EUR                                                                               2002          2001         %
-------------------------------------------------------------------------------------------------------------------------
Traditional life                              453         276          11           7         747           854       (13)
Fixed annuities                               126                                             126           266       (53)
GICs and funding agreements                   139                                             139           131         6
Life for account policyholders                 56          19         135          (6)        204           318       (36)
Variable annuities                           (253)                                           (253)           77
Fee business                                    1                      (1)          3           3            42       (93)
--------------------------------------------------------------------------------------------------------------------------
Life insurance                                522         295         145           4         966         1,688       (43)
Accident and health insurance                 136          15                       4         155            76
General insurance                               0          17                      17          34            34         0
Banking activities                                         21                                  21            35       (40)
Interest charges and other                                                                   (186)         (235)      (21)
--------------------------------------------------------------------------------------------------------------------------
Income before tax business units              658         348         145          25
Income before tax                                                                             990         1,598       (38)
Corporation tax business units               (220)        (74)        (39)         (6)
Corporation tax                                                                              (283)         (478)      (41)
-------------------------------------------------------------------------------------
Net income business units                     438         274         106          19
Transamerica Finance Corporation                                                               56            41        37
                                                                                            -----------------------------
Net income                                                                                    763         1,161       (34)

AEGON's critical accounting policies are discussed in Item 5 - Operating and Financial Review and Prospects in the 2001 Form 20-F. In this report updated discussion is provided for Amortization of Deferred Policy Acquisition Costs
(DPAC) , Bond Default Provision, and Benefits to Policyholders.

DPAC "UNLOCKING"
Costs that vary with, and are related to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. DPAC related to insurance contracts with fixed premiums are amortized as a percentage of premiums over the life of the contract. For flexible insurance contracts, variable annuities, unit linked products and fixed annuities, the amortization of DPAC is generally in proportion to the expected gross profit stream over the entire life of the underlying contracts. Assumptions about the future profits over the life of the contract are based on best estimates supported by historical experience and management judgement. Assumptions are made related to the underlying policies for mortality, lapses, expenses and asset growth rates.

Variable annuity and unit-linked products are primarily invested in equity securities. The company earns asset-based fees on fund values of the underlying contracts. These earnings are used to cover expenses (including DPAC amortization). If the equity market performs worse than expected, as is the situation with a prolonged decline, then actual and future earnings will be less than estimated. In that case the DPAC amortization is revised to maintain the matching principle. The difference between the original DPAC amortization schedule and this revised schedule was charged to the income statement in the second quarter. For these products, this is referred to as DPAC `unlocking' and is applicable under US GAAP and applied by AEGON under its accounting principles. The DPAC unlocking of EUR 318 million included EUR 279 million for the Americas and EUR 39 million for the UK.

It is important to recognize that this is not an issue of recoverability, as defined by an unsupportable DPAC balance in excess of estimated future gross profits. As explained in the previous paragraph, the process of DPAC `unlocking' is intended to provide a relatively stable relationship between fees earned and expenses (including DPAC amortization) incurred. Our coverage of estimated gross profits to the DPAC balance remains quite strong.

Deferred policy acquisition costs as at June 30, 2002
Amounts in EUR million

                          Americas   The Netherlands  United Kingdom  Other countries   Total
Traditional life             5,165               274             118               73   5,630
Fixed annuities              1,905                                                      1,905
Fixed GICs                      85                                                         85
Life policyholders             799               803           3,636               23   5,261
Variable annuities           1,395                                                      1,395
Fee income                      97                                                         97
Accident and health          1,131                35                                    1,166

                            ------            ------          ------           ------  ------
Total at 6/30/2002          10,577             1,112           3,754               96  15,539
of which VOBA                4,684                             1,361                    6,045

DEFAULT PROVISIONS
A default reserve is maintained for bonds and mortgage loans. The bond default reserve is determined based on exposure limits, counterparty credit ratings and securities expected to have a higher probability of default relative to the market in which they trade. The process involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues. The default reserve for mortgage loans is established by assessing credit risk and payment history. Additions were made to the provisions for bond defaults in the USA portfolio during the first six months of 2002 of USD 417 million (EUR 465 million). Default losses charged against the provision amount to USD 416 million. The balance of the USA default provision was USD 299 million as of June 30, 2002.

BENEFITS TO POLICYHOLDERS
Provisions for variable and unit-linked products with guaranteed minimum death benefits (GMDB) were strengthened due to declining returns in credit and equity markets. The GMDB reserves are a function of the net amount at risk (NAR), mortality, persistency, and incremental death benefit mortality and expense charges expected to be incurred over the period of time for which the NAR is positive. At any given time period, the NAR is the difference between the potential death benefit and the total account balance, with a floor value of zero (when account values exceed the potential death benefit there is no amount at risk). The GMDB provision was increased during the first six month of 2002 by USD 50 million (EUR 56 million) in the USA and EUR 115 million in the Netherlands.

RESULTS OF OPERATIONS
The following discussion is based on the results of the operations in the various countries.

THE AMERICAS
Net income in the second quarter amounts to USD 35 million compared to USD 358 million in the same period last year. Net income in the first six months totals USD 393 million compared to USD 696 million the prior year. Depressed equity and credit markets led to an addition to asset default provisions (USD 417 million), higher variable annuity DPAC amortization (USD 250 million) and an increase in benefit guarantee provisions (USD 50 million) during the first six months. The acquired JC Penney insurance operations had a positive impact of USD 97 million on pretax earnings.

In the second quarter total revenues were up 8% driven by the inclusion of the acquired operations of JC Penney. Standardized new premium life production decreased 19% to USD 250 million due to lower production in Canada and the divestiture of our operations in Mexico. Standardized life production in the USA increased 9%. Notwithstanding significant growth in the general account asset base, investment income remained level as a result of lower yields.

Substantial progress has been made in the reduction of operating expenses. Total operating expenses increased by 16% in the first six months. When adjusted for the acquired businesses, including the JC Penney insurance operations, operating expenses for AEGON USA decreased by 7% through realization of administrative and marketing efficiencies.

Traditional life results for 2002 include USD 92 million of additional bond defaults compared to USD 6 million for 2001, while results on fixed annuities include USD 208 million of additional bond defaults compared to USD 15 million the prior year. The negative impact of the additional defaults in 2002 is partially offset by lower DPAC amortization for fixed annuities, partly reflecting lower lapse rates which improved from 15% to 10%. GICs and funding agreements include USD 92 million of additional bond defaults compared to USD 20 million the prior year. Life for the account of policyholders reflects lower fee income. Variable annuity results include USD 250 million of additional DPAC amortization and an additional USD 50 million for guaranteed benefits provisions. Fee business results reflect the divested operations in Mexico and lower mutual fund income. Accident and health results increased due to the acquired operations of JC Penney.

Income before tax for AEGON's activities in Canada amounts to CAD 62 million for the first six months, a decrease of 5% compared to the first six months of the prior year.

THE NETHERLANDS
Net income in the Netherlands in the second quarter amounted to EUR 92 million compared to EUR 175 million in the second quarter last year. Net income in the first six months totals EUR 274 million compared to EUR 347 million in the first six months of the prior year. Depressed equity markets led to an increase of EUR 115 million in the provisions for guarantees in unit-linked products.

Life sales in retail markets were under pressure, caused by fiscal changes and developments on equity markets; sales in life pensions were positive.

Standardized new life production for the first half was stable at EUR 208 million, while off-balance sheet production increased 65% to EUR 456 million. Savings deposits and investment contracts were lower at EUR 1,867 million and EUR 248 million, respectively. Total gross premiums increased 6% to EUR 2,640 million.

Operating expenses were lower by 2% compared to the same period in 2001.

Traditional life results for the first six months 2002 reflect lower investment income. Results of Life for the account of policyholders reflect the additional EUR 115 million for guaranteed benefit provisions. Accident and health results and general insurance results are according to expectation, while banking activities reflect lower spread on savings accounts.

UNITED KINGDOM
Net income in the United Kingdom in the second quarter amounted to GBP 24 million compared to a net income of GBP 44 million in the second quarter last year. Net income in the first six months totals GBP 66 million compared to GBP 83 million in the first six months of the prior year. Depressed equity markets led to lower asset management fees and other fund related fees as well as an additional DPAC amortization of GBP 24 million on unit-linked business.

Standardized new life production decreased 6% to a total of GBP 307 million for the first half year, while off-balance sheet production increased 25% to GBP 140 million.

OTHER COUNTRIES
Net income in other countries was EUR 19 million compared to EUR 27 million for the first six months of the year 2001. The shortfall was due primarily to lower traditional life results in Spain.

TRANSAMERICA FINANCE CORPORATION
Net income increased to USD 50 million, up 35% over the first six months of 2001.

Assets are USD 2.5 billion lower than the prior year, including the divestiture of certain lines of business. In addition, lower expenses and lower bad debt charges have contributed to higher operating earnings. Funding costs are lower due to the lower asset base.

CAPITAL GAINS
During the first six months of 2002 EUR 416 million was released as indirect return to income before tax. This compares to EUR 370 million for the same period last year. The revaluation account balance as of June 30, 2002 was EUR 3,625 million, of which realized gains of EUR 3,086 million and unrealized gains of EUR 539 million.

The amount of realized gains was decreased as a result of a release of indirect return by EUR 416 million and by realized losses of EUR 559 million, of which EUR 466 million in the second quarter.

CAPITAL AND FUNDING
At June 30, 2002 shareholders' equity totaled EUR 13,647 million compared to EUR 15,292 million at December 31, 2001. The EUR 1,645 million decrease is due primarily to the exchange rate differences of EUR 1,392 million and investment losses of EUR 759 million, offset by net income of EUR 763 million.

INVESTMENTS
Total investments at June 30, 2002, excluding investments for the account of policyholders, reached EUR 134 billion, a decrease of EUR 4 billion over year-end 2001. The investments consist of EUR 117 billion fixed income investments, EUR 9 billion equities and shares and EUR 8 billion investments of the banking activities. Investments for the account of policyholders decreased by EUR 11 billion to EUR 102 billion. The investments for the account of policyholders are composed of about 58% in equities and real estate and 42% in fixed income investments.

CERTAIN EFFECTS OF US GAAP
Net (loss) for the six months ended June 30, 2002 based on US GAAP was EUR (1,297) million compared to EUR 872 million in the six months ended June 30, 2001. The US GAAP results for the first half of 2002 include a gain of EUR 372 million from the sale of the Mexico ventures. A gain was reported in the fourth quarter of 2001 pursuant to Dutch accounting principles. The net loss was principally caused by the cumulative effect of the accounting change of EUR (1,295) million from adoption of SFAS 142 "Goodwill and Other Intangible Assets" (See Note 6 for more information on the adoption of SFAS 142). This goodwill write-down relates primarily to the Transamerica non-insurance business and has no impact on a Dutch accounting basis since goodwill is not established as an asset but is charged to equity at the time an acquisition is made. Net income has also been impacted by higher realized investment losses in the first half of 2002 compared to the same period last year.

An analysis of the difference between Dutch and US GAAP is provided in Note 3 to the condensed consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity in the insurance industry generally refers to the ability of a company to meet all of its cash requirements with funds provided from normal cash flow from operations. AEGON's net cash used in operations, calculated in accordance with International Accounting Standard No. 7, for the six months ended June 30, 2002 amounted to EUR 2.4 billion. Net cash used in investing activities was EUR
4.3 billion, while net cash provided by financing activities amounted to EUR 6.8 billion for the first six months 2002.

Cash flow has been sufficient to fund normal operating needs. The negative cash flow from operations in the first six months of 2002 was caused by the decrease in the technical provision for the account of policyholders. AEGON has never encountered difficulties in arranging desired short-term borrowings. AEGON anticipates that cash flow will continue to be sufficient to service its fixed and other obligations as they become due. When capital market circumstances are attractive, AEGON periodically borrows short term funds to invest in anticipation of premium receipts expected in the near future from interest-sharing policies in order to fix a positive spread between the yield earned on the investment and the interest to be paid on the related policies.

The Company's long-term liabilities increased from EUR 5,084 million at year-end 2001 to EUR 5,194 million at June 30, 2002. Capital securities and subordinated (convertible) loans decreased to EUR 2,680 million at June 30, 2002 from EUR 2,771 million at year-end 2001.

As a holding company, AEGON is dependent on dividends from, and repayment of debt obligations of its subsidiaries for cash to meet its operating expenses and pay dividends to its shareholders. Certain of AEGON's direct and indirect subsidiaries in the US are subject to restrictions on the amount of dividends and debt repayments that can be made to AEGON and its affiliates. AEGON does not believe that such restrictions constitute a material limitation on its ability to meet its obligations.

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DISCLAIMER
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates;
(2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution costs of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war, (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies, as well as other cost saving initiatives.

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